Filed Pursuant to Rule 433

Registration No. 333-120166

February 28, 2008

THE COLONIAL BANCGROUP, INC.

$250,000,000 8.875% SUBORDINATED NOTES DUE 2038

Final Term Sheet

Issuer:	The Colonial BancGroup, Inc. (“Colonial”)

Securities Offered:	$250,000,000 aggregate principal amount of 8.875% Subordinated Notes due 2038 (the “notes”)

Expected Issue Ratings:	Baa3 / BBB- / BBB- / BBB (low) (Moody’s / S&P / Fitch / DBRS)

Pricing Date:	February 28, 2008

Settlement Date:	March 6, 2008 (T+5)

Maturity:	March 15, 2038

Optional Redemption:	Colonial may not redeem the notes prior to March 15, 2013. On or after March 15, 2013, Colonial may redeem the notes, at any time in whole or from time to time, in part, at a redemption price equal to 100% of their principal amount, plus accrued but unpaid interest to the date of redemption. The notes are not subject to repayment at the option of holders. Colonial will consult with the Federal Reserve before exercising its redemption rights prior to March 15, 2038, in accordance with

Federal Reserve capital guidelines. Colonial will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed.

Coupon Rate:	8.875%

Coupon Payment Dates:	Quarterly on March 15, June 15, September 15, and December 15 of each year, beginning June 15, 2008

Day Count Convention:	30/360

Form and Denomination:	The notes will be issued in fully registered book-entry form, in denominations of $25 and integral multiples thereof. The notes will be represented by one or more global certificates registered in the name of The Depository Trust Company or its nominee. Beneficial ownership of the notes will be shown on, and transfers will be effected only through, records maintained by participants in The Depository Trust Company.

Ranking:	The notes will be unsecured subordinated obligations of Colonial and will be subordinated in right of payment to all our senior indebtedness.

Events of Default; Acceleration:	An event of default under the notes will occur, and the payment of principal of the notes may be accelerated, only in certain events involving our bankruptcy, insolvency or reorganization (but not the bankruptcy, insolvency or reorganization of any of our subsidiaries). There will be no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest on the notes or in the performance of any of our covenants or agreements contained in the notes or in the subordinated indenture.

Sinking Fund:	The notes will not be subject to any sinking fund.

Trustee:	The Bank of New York Trust Company, N.A.

Over-Allotment Option:	The underwriters also may purchase up to an additional 1,500,000 notes at the public offering price within 30 days of the pricing date in order to cover over-allotments, if any.

Public Offering Price:	$25 per security

Gross Underwriting Spread:	3.150%

Proceeds to Company:	$242,125,000

Expected Listing:	New York Stock Exchange

CUSIP	195493408

ISIN	US1954934089

Joint Bookrunners:	Citigroup Global Markets Inc.

Lehman Brothers Inc.

Morgan Stanley & Co. Incorporated UBS Securities LLC

Wachovia Capital Markets, LLC

Co-Managers:	Banc of America Securities LLC
RBC Dain Rauscher Inc.
SunTrust Robinson Humphrey, Inc.

Junior Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company Incorporated

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free 1-877-858-5407, Lehman Brothers toll-free 1-866-603-5847, Morgan Stanley toll free 1-866-718-1649, UBS Securities toll free 1-888-722-9555, ext. 337-1088 or Wachovia toll free 1-800-326-5897.